UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 23, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES ACQUISITION OF DONETSK ELECTROMETALLURGICAL PLANT

Donetsk, Ukraine — December 23, 2011 – Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, announces closure of the transaction for the acquisition of 100% of the shares of Donetsk
Electrometallurgical Plant (DEMZ AO).
On December 23, 2011, Mechel completed the acquisition of 100%  of Donetsk
Electrometallurgical Plant. As previously communicated, the acquisition was approved at Mechel OAO’s annual shareholders’ meeting and by the Mechel’s Board of Directors. The acquisition is valued at $537 million.
Payment for DEMZ AO’s shares will be made in installments over 7 years. At the time of Mechel’s annual shareholders’ meeting, payment was expected to be paid in installments over 4 years, but over the course of completing  the acquisition, the term was extended by 3 years without increasing the total consideration.
DEMZ is one of Ukraine’s most modern steelmaking plants with an annual capacity of over 1 million tonnes. The plant focuses on the production of continuously-cast billets as well as rolls of specialty steels, including thermally treated. The enterprise has a firm market standing as a producer of high-quality rolls, resuming production of large-diameter specialty-steel pipe, which is exported to the United States and Europe. The plant’s advantageous geographic location, well-developed railway network and proximity to major seaports at Mariupol (115 kilometers) and Odessa (900 kilometers) enables it to make efficient deliveries of steel products to more than 30 countries.
The plant’s electric furnace smelting facilities are currently working at their full capacity, producing up to 90,000 tonnes of steel per month. In 2011, steel production is expected to total over 1 million tonnes.
Production of hot-rolled products is planned this year to top 145,000 tonnes.
Equipment at the plant’s rolling mill enables it to produce rolls using various types of thermal treatment, including hardening and tempering, annealing and normalization. These products are in demand on the international market in high-tech industries, engineering and shipbuilding.
DEMZ’s quality management system is compliant with the international ISO
9001:2008 standard as certified by Lloyd’s Register Quality Assurance, while the ecological management system is compliant with the ISO 14001:2004 standard as certified by TUV NORD CERT.
With Mechel’s support, the plant began implementing investment programs, created over 1,000 new jobs, mastered the manufacture of high-tech products and is expanding its markets.
Commenting the deal, Mechel OAO’s Chairman of the Board of Directors Igor Zyuzin
noted: “Acquisition of Donetsk Electrometallurgical Plant is a logical step for the company as we pursue our strong partnership and investment ties with the
Ukrainian plant. This is a new level of development for Mechel Group’s steel division, aimed at increasing the Group’s total production volume and, which is particularly important, the share of high margin products in the group’s product portfolio.”
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 23, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO